(Formerly-Crew Development Corporation)

Consolidated Financial Statements

Nine months ended March 31, 2004

(Unaudited – Prepared by Management)

CREW GOLD CORPORATION

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)
(Unaudited – prepared by management)

	March 31, 2004	June 30, 2003
	(unaudited)

ASSETS
CURRENT
Cash	$7,789	$ 6,690
Accounts receivable	2,120	359
Prepaid expenses	1,296	344
Due from Metorex Limited	502	639
Investment in Metorex Limited	2,743	3,716
Investment in Asia Pacific Resources	144	1,731
	$14,594	13,479

NALUNAQ MINERAL PROPERTY (Note 3)	65,360	45,135
INVESTMENT IN AND ADVANCES TO BARBERTON MINES LTD	7,235	5,258
SECURITY DEPOSIT	1,445	877
DEFERRED FINANCING COSTS (Note 6)	1,315	–
OTHER MINERAL PROPERTY INTERESTS (Note 4)	4,203	3,453
OTHER	154	191
	$94,306	$ 68,393

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$6,049	$ 2,859
Accrued restructuring costs (Note 5)	190	328
Promissory notes due to related parties	–	378
	6,239	3,565

CONVERTIBLE BONDS (Notes 2 (b) & 5)	19,966	–
FUTURE INCOME TAXES	3,338	3,338
NON-CONTROLLING INTEREST	4,140	4,008
	33,683	10,911

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	164,112	160,115
Share purchase warrants (Note 7)	127	22
Contributed surplus	275	275
Equity component of convertible bond (Notes 2 (b) & 6)	828	--
Deficit	(105,388)	(102,708)
Cumulative translation adjustment	669	(222)
	60,623	57,482
	$94,306	$ 68,393

ON BEHALF OF THE BOARD:

Signed

     “Jan Vestrum”

Signed

          “Cameron G. Belsher”

Jan Vestrum, Director

Cameron G. Belsher, Director

CREW GOLD CORPORATION

Consolidated Statements of Loss and Deficit
(Expressed in thousands of Canadian dollars)
(Unaudited – prepared by management)

	Three months ended March 31		Nine months ended March 31
	2004	2003	2004	2003

EXPENSES
Administration, office and general	(1,475)	(1,511)	(4,047)	(4,081)
Amortization	(18)	(48)	(56)	(162)
Interest	–	(14)	--	(68)
Professional fees	(100)	(447)	(700)	(1,251)
	(1,593)	(2,020)	(4,803)	(5,562)

OTHER INCOME (EXPENSES)
Equity earnings from investment in Barberton Mines Ltd.	214	--	910	--
Equity (loss) earnings from investment in Metorex Limited	--	(383)	--	1,330
Gain (loss) on disposal of interest in Metorex	--	--	183	(2,426)
Foreign exchange (loss) gain	(12)	170	156	(805)
Gain on disposal of interest in Asia Pacific	--	–	701	--
(Loss) gain on disposal of assets	--	(344)	16	(149)
Interest and other income	33	74	574	249
Gain on sale of Geothermal asset	--	--	1,320	--
Interest and charges on convertible bond	(844)	--	(1,565)	--
Provision for restructuring costs	--	(717)	--	(717)
Provision for decline in market value of investment in Asia Pacific	--	(907)	--	(2,887)
Provision for impairment of Geothermal asset	--	--	--	(2,818)
	(609)	(2,107)	2,295	(8,223)
NET LOSS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	(2,202)	(4,127)	(2,508)	(13,785)

PROVISION FOR INCOME TAXES
Current	(143)	--	(251)	--

NET LOSS BEFORE NON-CONTROLLING INTEREST	(2,345)	(4,127)	(2,759)	(13,785)
NON-CONTROLLING INTEREST	103	23	79	67

NET LOSS FOR THE PERIOD	(2,242)	(4,104)	(2,680)	(13,718)
DEFICIT, BEGINNING OF FISCAL PERIOD	(103,146)	(93,460)	(102,708)	(83,846)
DEFICIT, END OF FISCAL PERIOD	$ (105,388)	$ (97,564)	$(105,388)	$ (97,564)

NET INCOME (LOSS) PER SHARE— BASIC AND FULLY DILUTED	$ (0.01)	$ (0.03)	$ (0.01)	$ (0.10)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	144,229,109	138,664,225	140.326,395	138,664,225

CREW GOLD CORPORATION

Consolidated Statements of Loss and Deficit
(Expressed in thousands of Canadian dollars)
(Unaudited – prepared by management)

	Three months ended March 31, 2004		Nine months ended March 31, 2004
	2004	2003	2004	2003

OPERATING ACTIVITIES
Net loss	(2,242)	$ (4,104)	(2,680)	$ (13,718)
Add (deduct) items not affecting cash:
Amortization	18	48	56	162
Equity earnings from Barberton Mines Ltd	(214)	--	(910)	–
Equity loss (earnings) from Metorex Ltd	--	383	--	(1,330)
(Gain) loss on disposal of investment in Metorex	--	--	(183)	2,426
Gain on disposal of interest in Asia Pacific	--	--	(701)	--
Gain on sale of Geothermal asset	--	--	(1,320)	--
Foreign exchange (gain)/loss	(12)	(170)	(156)	805
Loss (gain) on sale of assets	--	344	(16)	149
Provision for decline in market value of Investment in Asia Pacific	--	907	--	2,887
Provision for impairment of Geothermal asset	--	--	--	2,818
Provision for restructuring costs	--	717	--	717
Non-controlling interest	(103)	(23)	(79)	(67)
Change in non-cash working capital items	(1,109)	(271)	1,627	607
	(3,662)	(2,169)	(4,362)	(4,544)

FINANCING ACTIVITIES
Net proceeds on issue of Convertible bonds	--	--	20,561	--
Issue of common shares	1,080	--	1,920	--
Issue of share purchase warrants	--	--	105	--
Repayment of amounts due from Metorex	68	159	136	1,555
Dividends received from Metorex	--	--	54	859
	1,148	159	22,776	2,413

INVESTING ACTIVITIES
Net expenditures on Nalunaq mineral property interest	(3,078)	(546)	(20,225)	(6,558)
Expenditures on other mineral property interests	(150)	96	(750)	(163)
Proceeds from disposal of investment in Metorex	--	--	1,140	12,657
Proceeds from disposal of investment in Asia Pacific	--	172	2,288	172
Proceeds from disposal of Geothermal asset	--	--	232	--
Investment in geothermal project	--	--	–	(220)
Other	--	11	--	(26)
	(3,228)	(267)	(17,315)	5,862

NET CASH (OUTFLOW)/ INFLOW	(5,742)	(2,277)	1,099	3,732

CASH POSITION, BEGINNING OF PERIOD	13,531	10,385	6,690	4,376
CASH POSITION, END OF PERIOD	$ 7,789	$ 8,108	$7,789	$8,108

Interest paid	961	14	nil	68
Income taxes paid	Nil	nil	nil	nil

Supplemental disclosure of non cash Financing Activities

Common shares issued on conversion of bonds	744	nil	2,078	nil

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the nine months ended March 31, 2004
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited – prepared by management)

1.

Description of Business and Nature of Operations

Crew Gold Corporation, (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects world-wide. At present, Crew operates a high-grade gold mine in Greenland and controls development projects in Greenland, Norway, Ghana and the Philippines. The Company’s shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over-the-counter market in the United States.

2.

Significant Accounting Policies and Basis of Presentation

(a)  Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAPP) for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended June 30, 2003, except as noted below. These financial statements do not include all of the disclosure required by Canadian GAAP for annual financial statements and should be read in conjunction with the notes to the Company’s audited financial statements for the year ended June 30, 2003.

In management’s opinion, all adjustments considered necessary for fair presentation have been included in these statements.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at March 31, 2004 are as follows:

Subsidiary

% interest

Nalunaq Gold Mine A/S (Greenland) (“Nalunaq”)

82.5%

Crew Minerals AS (formerly Crew Norway AS)

100%

Hwini-Butre Minerals Ltd. (Ghana)

100%

(b)  Accounting  for Convertible Bonds

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible bonds issued during the period have been segregated into their debt and equity components based on the respective fair value of each component on the date the bonds were issued. The financial liability component, representing the value allocated to the liability at the time of inception, is recorded as a long-term liability.  The remaining component, representing the value ascribed to the holders’ option to convert the principal amount into common shares, is classified as a separate component of shareholders’ equity.

The finance costs associated with the issue of the convertible bonds are held as deferred financing costs and amortized over the period of the liability.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the nine months ended March 31, 2004
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited – prepared by management)

2.

Significant Accounting Policies and Basis of Presentation (continued)

(c)    Stock options

Effective July 1, 2002 the Company adopted the new recommendations of the CICA with respect to stock-based compensation and other stock-based payments on a prospective basis. The recommendations encourage, but do not require, the use of a fair-value based method of accounting for stock compensation to employees. The Company has elected to continue to not record stock options issued to employees as compensation expense and to disclose pro forma information on the fair value of stock compensation issued during the period in the notes to the financial statements. Had compensation cost for the Company's stock-based compensation been accounted for under the fair-value based method of accounting, the Company's net income and earnings per share would have been as follows:

                                                                                                                                          Nine

                                                                                                                    Three         months

                                                                             Three months             months            ended   Nine months

                                                                               ended March   ended March      March 31,  ended March

                                                                                      31,2004             31, 2003             2004           31, 2003

Net loss for the period                                                   (2,242)                (4,104)          (2,680)           (13,718)

Fair value of share compensation to employees             (52)                     120              (111)                  360

Pro forma net loss for the period                                  (2,294)                 (3,984)          (2,791)           (13,358)

Pro forma net loss per share                                            (0.01)                   (0.07)           (0.01)               (0.07)

The fair value of stock compensation issued to employees was determined using the Black-Scholes option pricing model assuming an average volatility factor of 64.88%, an average risk-free rate of 3.73% and an expected life of 1 or 5 years. The fair value is amortized on a straight-line basis from the grant date over the vesting period of the related options.

(d)    Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the nine months ended March 31, 2004
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited – prepared by management)

3.

Nalunaq Mineral Property Interest

The following table shows the continuity of the Nalunaq mineral property interest:

    Three months ended         Nine months ended      Year ended

           March 31, 2004            March 31, 2004       June 30, 2003

Balance, beginning of the period

$          62,282

     $

     45,135    $

   34,460

Movements in the period:

Acquisition of interest

    -

        -

     1,893

Expenditure incurred in the period

7,301

   24,448

     8,782

Amounts recovered from stockpile

             (6,543)

    (6,543)

         -

Costs of processing & shipping stockpile

2,320

      2,320

         -

Net movement

$

3,078

     $

    20,225

$10,675

Balance at the end of the period

$           65,360

     $

   65,360

$45,135

At March 31, 2004 the main components of the investment in Nalunaq Gold Mine were allocable as follows:

Mineral rights and development

$

53,955

Plant and equipment at mine site

  1,352

Buildings and camp facilities

  3,401

Port facilities and marine equipment

  6,652

$

65,360

During the three months ended March 31, 2004, the Company incurred net of amounts recovered, $3,078 of expenditure on the mine.  For the nine months ended March 31, 2004, the Company incurred net of amounts recovered $20.2million in development of the Nalunaq Gold Mine.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the nine months ended March 31, 2004
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited – prepared by management)

4.

Other Mineral Property Interests

In 1997, an Exploration Permit (“EP”) for the Mindoro concession was granted to Aglubang Mining Corp, a wholly owned subsidiary of Crew.  The EP was renewed in 1999 for a period of two years.  In 2001 the key section of the concession was granted a Mineral Production-Sharing Agreement (“MPSA”), which secured for the group the exclusive right to develop the property into a mine for a period of 25 years.  According to this agreement the Group was granted a five-year period to complete a Bankable Feasibility Study (“BFS”) and an Environmental Impact Assessment (“EIA”).  The MPSA covered the area where the Group had defined a measured and indicated resource.

In July 2001 the MPSA was cancelled unexpectedly by the Department of Environment and Natural Resources (“DNER”) in the Philippines.  Since then the Company has continued to appeal the Cancellation to the Office of the President and suspended further work on the project.

On March 24, 2004 the Company announced that its Philippine subsidiary Aglubang Mining Corp had received notification that the resolution issued by the Office of the President had been released.  This revoked and set aside the cancellation of its MPSA (Mineral Production-Sharing Agreement) docketed as No. 167-2000-IV.

The resolution effectively reinstated fully the MPSA and title to the property. The response of the Office of the President is a clear and strong signal of the change in attitude of the Government of the Philippines towards mining, from that of tolerance to active promotion and acknowledges the MPSA as a tool for investment protection.

As a consequence of the cancellation the Company recorded impairment provisions against the full carrying value of its investment in the project totalling $35.6million.  As at March 31, 2004 the carrying value of the project in the financial statements was $nil.  No adjustments have been made in the financial statements to re-instate the project at its original carrying value.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the nine months ended March 31, 2004
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited – prepared by management)

5.

Restructuring costs

During the year ended June 30, 2003, the Company’s management, key operational and administrative functions were centralized by the closing of the Norway and Vancouver offices and relocation of its head office from Vancouver to London.

Details of the provisions and movements to March 31, 2004 are as follows:

       Cash

June 20, 2003

Payments

March 31, 2004

Lease exit costs

$

 286

$         96

$

     190

Other costs

   42

           42

         --

$

 328

$       138

$

     190

At June 30, 2003 lease exit costs of $286 were incurred based on remaining committed lease payments for the Vancouver office space, net of expected future sublease revenue. The remaining accrued lease exit costs will be paid monthly until the lease expires in February 2006.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the nine months ended March 31, 2004
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited – prepared by management)

6.

Convertible Bonds

On September 8, 2003, the Company issued through a private placement, a NOK120million (CAD$22.1million) three-year senior convertible bonds with three major financial institutions based in London. The bonds were issued in denominations of NOK10,000 and rank pari passu among themselves. After deducting finance costs of NOK8.5million (CAD$1.5million) net proceeds were NOK111.5million (CAD$20.6million).

Interest and principal repayment

The bonds bear a 9% coupon, payable semi-annually in arrears. The principal portion of the bonds are convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK3.60 ($0.67) per share. The maximum number of shares that may be issued on conversion is 33.3million. In the nine months to March 31, 2004, 3,055,555 shares were issued following conversion of bonds.  Since March 31, 2004 a further 2,416,666 shares have been issued following conversion of bonds.

If the bonds are not converted, the principal portion is fully repayable on September 8, 2006.

Interest expense on the convertible bond totalling $1.1million (2002: $-nil) has been charged to profit and loss for the nine month period ended March 31, 2004. To date interest payments of $961 have been made..

The finance costs associated with the issue of the convertible bonds are held as deferred financing costs and amortized over the period of the liability.

The components of the convertible debentures were as follows:

March 31, 2004

Date of issue

Equity component

$

      828

$              914

Debt component (net of financing

cost of $1,500,000)

 19,966

           21,215

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the nine months ended March 31, 2004
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited – prepared by management)

7.

Share Capital

Details of shares issued in the period to March 31, 2004 are as follows:

a)

On September 24, 2003, the Company issued 1,111,111 shares upon conversion of the convertible bonds into common shares of the Company at a price of $0.67 per share. (See note 5).

b)

On November 12, 2003, 833,333 shares were issued upon conversion of the bonds into common shares of the Company at a price of $0.67 per share. (See note 5).

c)

On November 12, 2003 2,000,000 shares were issued on exercise of stock purchase warrants at an exercise price of $0.42 per share for cash proceeds of $840.

d)

On January 2, 2004 500,000 shares were issued on exercise of stock options by a former employee of the Company at an exercise price of $0.33 per share for cash proceeds of $165.

e)

On March 9, 2004 500,000 shares were issued on exercise of stock options at an exercise price of $0.36 per share for total proceeds of $180.

f)

On March 11, 2004 1,750,000 shares were issued on exercise of stock purchase warrants at an exercise price of $0.42 per share for total proceeds of $735.

g)

On March 18, 2004 the Company issued 1,111,111 shares upon conversion of convertible bonds into common shares at a price of $0.67 per share. (See note 5).

Details of changes in the issued share capital since June 30, 2003 are as follows:

        Number of

Share Capital

  shares

Amount

Balance at 30 June 2003

138,664

$160,115

Issued during the period

Issued on conversion of convertible bonds

    3,056

      2,078

Issued on exercise of stock options

    4,750

      1,920

Balance March 31, 2004

146,470

$164,112

Share purchase warrants:

On October 23, 2003, the Company issued 1,500,000 warrants to purchase shares of the Company at an exercise price of $0.90 per share. Of these warrants 800,000 were issued to the President & CEO and 700,000 were issued to the Chairman of the Company in exchange for total cash consideration of $105. The warrants expire on October 23, 2004.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the nine months ended March 31, 2004
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited – prepared by management)

Share options:

During the nine months ended March 31, 2004, the Company granted the following share purchase options to employees and directors:

Date of Grant	Number of Options Granted	Exercise Price	Expiry Date

July 22, 2003	500,000	$0.42	July 22, 2008
August 12,2003	200,000	$0.55	August 12, 2008
September 2, 2003	500,000	$0.74	September 2, 2008
October 23, 2003	2,025,000	$0.84	October 23, 2008
March 10, 2004	500,000	$1.20	March 10, 2008
	3,725,000

A summary of share option plan activity is as follows:

	Number of shares	Weighted average exercise price
Balance, June 30, 2003	11,370,000	$ 0.49
Granted	3,725,000	0.86
Exercised	(4,750,000)	0.40
Cancelled	(1,206,667)	0.74
Balance, December 31, 2003	9,138,333	$ 0.65

8.

Disposal of Geothermal Asset

On September 26, 2003, pursuant to an agreement dated September 3, 2003 the Company sold its 86.1% shareholding in North Pacific Geopower Corporation (“NPGP”).  In consideration for the sale of this subsidiary, the Company received cash consideration of $232 and forgave an inter-company debt of $562, which was repayable by NPGP to the Company. At the time of closing, NPGP had external liabilities of $569 all of which were assumed by the purchaser of NPGP. The Company also agreed to defer the repayment of an additional loan from NPGP of $833 which will now be payable to the Company on December 31, 2011. The Company has made full provision for this amount and the total accounting profit on the sale of the shares has been reduced accordingly.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the nine months ended March 31, 2004
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited – prepared by management)

The transaction resulted in an accounting gain of approximately $1.3 million for the Company as follows:

Net liabilities of NPGP at date of sale	$ (2,483)
Proceeds on sale	232
Gain before the undernoted:	(2,715)
Less:
Loans forgiven by the Company (Crew Gold Corp)	562
Loans not forgiven but provided for due to uncertainty	833
of collection
Gain on disposal:	$ 1,320

9. Segmented information

Management considers that the Company commenced operating in one operating segment as of July 1, 2002, being the exploration and development of mineral properties. Capital assets consist of property, plant and equipment, and mineral property interests in the following locations:

March 31, 2004

    June 30, 2003

Greenland

$

66,350

$

45,363

Africa

  3,213

  3,213

Europe

       91

       91

Philippines

       89

       89

Canada

       -

         5

$

69,743

$

48,761

10.

Contingencies

The Hwini-Butre gold concession (the “HB Gold Concession”) is a gold exploration project in southwestern Ghana. Hwini-Butre Minerals Ltd. (“HBM”), a 100%-owned Ghanaian subsidiary of Crew Development Corporation, owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd (“St Jude”) (TSX Venture Exchange: SJD), owns 49% of the HB Gold Concession.

During the three months ended March 31, 2004, a judgement relating to a legal dispute instituted by HBM to finalize certain title disputes was unexpectedly issued against HBM. The judgement was appealed immediately to the Court of Appeal. The court case stems from an ongoing dispute, which has been previously judged in favour of HBM.

Management believes the judgement to be in error and will pursue vigourously an appeal.  Management believes an appeal will be successful and consequently no impairment provision has been made against the carrying value of the Hwini-Butre gold concession.  At March 31, 2004 the carrying value of this investment was $3,213.

CREW GOLD CORPORATION

Management’s Discussion and Analysis
For the nine months ended March 31, 2004
(Expressed in thousands of Canadian dollars

(Unaudited – prepared by management)

Results of Operations:

For the three months ended March 31, 2004, the Company incurred a net loss of $2,242 ($0.01 per share), compared with a net loss of $4,104 ($0.03 per share) for the three months ended March 31, 2003.  During the period the first gold revenue was generated from a portion of the stockpiled ore from the Nalunaq Gold Mine.  Revenue from the first shipment of ore booked by the end of the quarter, totaled $6.5 million and after booking processing and shipping costs of $2.3 million, net profits of $4.2 million were realized.  The final payment from the first campaign is expected shortly. The value of the stockpiled ore was included in the financial statements as part of the carrying cost of Nalunaq.  Consequently in these financial statements the profits earned from the stockpile have been deducted from the carrying value of Nalunaq.  This is disclosed in note 3 to the financial statements.

For the nine-month period the net loss is $2,680 compared to $13,718 for the same period in 2003. The results in 2003 were negatively impacted by the loss on disposal of Metorex shares ($2,426), the provision for the decline in the market value of the Asia Pacific investment ($2,887), and the provision for the impairment of the geothermal asset ($2,818).

For the three months ended March 31, 2004, the Company incurred interest charges on convertible bonds outstanding, accretion costs and amortization of costs relating to the issue of the bonds. These totalled $844 (2003: -$nil). Overhead expenditure, including administration, office, general, professional fees and amortization, for the three months ended March 31, 2004 was $1,593 (2003-$2,020). This represents a decrease from the previous year of 21% and is in line with forecast.

For the nine months ended March 31, 2003, the Company’s share of net income from Metorex amounted to $1,330. After a program of disposal of the shares held in Metorex Limited, the Company’s holding was reduced to 5% and, with effect from June 2003, the Company no longer accounts for this investment under the equity method of accounting. Consequently no income from this investment arises in the nine month period ended March 31, 2004.

In June 2003, the Company acquired a 20% shareholding in Barberton Mines Limited. For the three months ended March 31, 2004, the Company recorded equity income of $214 (2003-$nil) from this investment. The performance from this investment was in line with expectations for the quarter.

Liquidity and Cash Resources:

Cash on hand at March 31, 2004 amounted to $ 7,789 (June 30, 2003 - $ 6,690).

During the three months ended March 31, 2004, the used $3,662 in cash for operating activities.  Included in the net profit for the period was non-cash equity income from Barberton Mines Limited of $214.

During the three months ended March 31, 2004, the Company used $3,228 in investing activities. The Company invested $3,078 (net of cash recovered) in the final stages of the development of the Nalunaq Gold Mine. The Company also invested $150 on exploration activities on its Nanortalik concessions in Greenland.

CREW GOLD CORPORATION

Management’s Discussion and Analysis
For the nine months ended March 31, 2004
(Expressed in thousands of Canadian dollars

(Unaudited – prepared by management)

Nalunaq Gold Mine

Stockpiled Ore

The first consignment of ore was shipped to the Rio Narcea plant for processing during the first weeks of January.

The 36,000 tonne bulk carrier Lake Erie arrived on site on December 28, 2003 and loading of the stockpiled ore commenced immediately. On January 6, 2004, the bulk carrier left the site, containing 30,969 wet tonnes of ore for processing. Due to weather conditions and some minor difficulties with the newly installed ship-loader system, it was decided to send the ship around 5,000 tonnes short of a full load. Since then a thorough review of the loading process and the conveyor facility has been undertaken to identify areas for improvement to ensure ongoing capacity will be in line with the plan. The recommendations from the review have now been implemented.

The balance of the stockpile amounting to 9,000 dry tonnes (approximately) will be included in the next shipment scheduled for June/July 2004.

The bulk carrier arrived in Aviles, Spain where the unloading operation commenced on January 16, 2004. The grade on the crushed ore came out at 15.14 g/t in line with expectations of 15.5 g/t (+/- 8%). The reconciliation of the uncrushed ore, where approx 9,000 tonnes are left on Greenland, will take place after the next processing campaign. The grade of the stockpile, that has been generated from exploration has a higher dilution, and is not representative of the ore that the Company is currently producing. The average grade for the next 18 months is expected to be 24-30 g/t. A prepayment of $5.4 million of the expected gross income from processing was received on February 2, 2004.  The final payment from the first campaign is expected shortly.

On February 9, 2004 with the Greenlandic Minister for Natural Resources and representatives from the Company in attendance, the first gold from the Nalunaq Project was poured in El Valle, Spain.

  Accounting Treatment

In line with Danish Accounting standards, the financial statements of Nalunaq Gold Mine AS (“NGM”), the subsidiary holding the investment in the project, will reflect fully the revenues from gold sales booked by the end of the quarter, of $6.5million less the costs of processing and shipping amounting to $2.3million giving profits of $4.2million from the shipment of the stockpiled ore.

At Group level, the valuation of the stockpile is included in the carrying value of the project.  Consequently the profits earned from the gold produced from the first shipment of the stockpile have been offset against the carrying value of the project and have not been recognized in the Consolidated Statement of Loss and Deficit for the period.  Details of these movements are given in note 3 to the financial statements.

Commencement of Mining

During the quarter work focused on ensuring the mining operation would comply fully with the provisions set out by the Authorities in the terms of the Mining License. Nalunaq Gold Mine is the first mine to commence operations in Greenland in over twenty-five years and with no recent precedence for the institution of a mining operation in the country, the final permitting process took somewhat longer than anticipated.

Most underground infrastructure is now in place and mining of ore has commenced. Measures, including mobilization of temporary supplementary staff and equipment, have been taken towards realizing original targets for the calendar year of 2004.

The Company is currently operating a very limited part of the overall structure. On anticipation of a higher overall resource base, the Company is evaluating how to open a second phase to allow for higher production than the 450 t/d average included in the current mine plan. An application for a local processing plant will be submitted during 2004 and the Company will in the design of the plant, allow for production well above the level included in the current mine plan.

Exploration

Due to the high-grade, narrow-vein nature of the Nalunaq deposit, only a limited resources area has been examined at present, but the Company believes the property has a high potential for hosting a very significant deposit. Ongoing exploration forms a natural part of the activities at the mine, in order to replace the reserves being mined and to expand the resource base ahead of mining. An aggressive exploration campaign has been scheduled for 2004 involving extensive drilling from both the surface and underground and the development of a new resource area at the 650-800 level which host a very high-grade vein segment in outcrops on the mountainside.

In addition, drilling will be performed to examine the potential extension of the known resources block in a westerly direction into the mountain, as well as the downward projection of the known resources in the main vein system. Work will also be undertaken to identify other locations for additional phases allowing for increased overall production. The campaign will involve more than 2,000 meters core drilling and the development of about 400 meter underground drifts on the mineralized structure. A goal of the exploration work is to define sufficient additional resources to justify the establishment of a processing plant on site.

Project Finance

Crew has provided loan financing for the final development of NGM. The majority of the loan repayments from NGM to Crew are scheduled by the end of calendar year 2004. Crew has, and intends to maintain, a strong treasury position, and the loan to NGM has not affected other Crew projects or exploration programs or has triggered any further capital requirements.

In December 2003, the Board of NGM approved a working capital facility for the Company offered by Standard Bank of London. The details of this agreement are currently being finalized.

Gold Prospects: Nanortalik IS Concession

Work has commenced on planning the summer exploration program for the Company’s Nanortalik concession in Greenland.  Currently the ownership of the concession is between the Company (74%) and its local partner, Nunaminerals.  After funding the forthcoming exploration program the holding owned by the Company should increase to 80%.

In the license conditions for renewal in 2004 required a reduction of the concession area by 50% would occur before the renewal in 2004. This reduction has been proposed to the Bureau of Minerals and Petroleum (“BMP”) and accepted. The current concession area accordingly is 523 square kilometers. The reduction in area has been made without releasing any anomalous or potentially mineralized areas.

The objective of the 2002-2003 exploration in the concession area was to complete supplementary prospecting and sediment sampling in the Niaqornarsuk peninsula with the aim of delineating possible targets for drilling and to increase the understanding of the source of numerous geochemical gold anomalies found in this area.  Another objective was to drill the Lake-410 target in order to examine whether one or more continuous gold mineralizations existed below the scree deposits in the valley slope south of the lake, where consistent gold anomalies have been retrieved over the years.

The results of both programs were encouraging; a number of consistently mineralized zones were located in Niaqornarsuk over lengths of several kilometers, however, without any specific definition of a significant gold mineralization, allowing clear definition of a drilling target. The prospecting campaigns continued to produce positive results warranting a follow-up program in a number of discreet areas of the Niaqornarsuk area with the goal of defining specific mineralization targets for drilling.

CREW GOLD CORPORATION

Management’s Discussion and Analysis
For the nine months ended March 31, 2004
(Expressed in thousands of Canadian dollars

(Unaudited – prepared by management)

As a consequence of the positive results a 2004 program has been proposed that embraces both the exploration work in the Niaqornarsuk peninsula and a supplementary drilling and mapping program at Lake-410 to expand on the findings of the 2003 program with the following objectives:

-Delineation of specific gold-mineralized systems within the selection of anomalous areas identified in the Niaqornarsuk peninsula

-Setting up prioritized definitions for the drill testing of these targets.

-Expansion and prospecting after new gold occurrences within the anomalous areas and elsewhere within the concession

-Expansion and better definitions of the gold mineralization at Lake 410.

-Design of underground development plan for testing of grade at Lake 410 if warranted.

The exploration work Niaqornarsuk will be performed in a similar manner to the Year 2003 program and should last five weeks. The program will consist of a number of fly camps where a field team of 3-4 persons will conduct sampling and geological mapping in a period of 5-10 days at each location. The camps will be mobilized using helicopter support and samples and supplies will be brought to the site using a helicopter from a nearby cost location where personnel, camp equipment, supplies and samples can be brought in and out by boat. A helicopter stationed in Nalunaq will provide the necessary support for the summer’s program.

Gold Prospects – Ghana Concession

The Hwini-Butre gold concession (the “HB Gold Concession”) is a significant new gold discovery in southwestern Ghana. The 45.4 km2 concession is located along the eastern contact of the prolific Ashanti Gold belt, less than 30 km from Takoradi, a major port city in Ghana. Hwini-Butre Minerals Ltd (“HBM”), a fully-owned Ghanian subsidiary of Crew Development Corporation, owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd (“St Jude”), owns 49% of the HB Gold Concession and can increase its holding to 65% by paying US$800,000 and taking the project through a feasibility study.

According to independent geological consulting Company, Watts, Griffis and McOuat Limited, the concession contains 4,251,100 tonnes with 4.1g/t of indicated mineral resources and 1,718,400 tonnes with 3.0 g/t of inferred mineral resources based on 200 drill holes. In addition, the property hosts an inferred surface deposit of 5,656,700 tonnes with 1.1 g/t. Thus, indicated resources amounts to 562,000 oz gold while the inferred mineral resources hold 374,000 oz gold.

During the quarter, a judgement relating to the legal dispute instituted by HBM to finalise certain title disputes was unexpectedly issued against HBM. The judgement was appealed immediately to the Court of Appeal. Management believes the judgement to be in error and will vigorously pursue the appeal as expeditiously as possible. The court case stems from an ongoing dispute, which has been previously judged in favour of HBM. The carrying value of the Hwini-Butre gold concession amounts to $3,213.

Seqi Olivine Deposit

During the year ended June 30, 2003, the Company acquired 100% of the mineral rights to the Seqi Olivine project after this had been released by the previous owner and was granted an exclusive Exploration Permit for project by the Bureau of Mines and Petroleum of the Greenland Home rule Government. The property measures fourteen square kilometers and in located in Southern Greenland 90 kilometers north of Greenland’s capital city, Nuuk.

Olivine is a magnesium-iron silicate, which is used extensively in iron-pellet production and with physical properties makes its products suitable for a number of industrial applications. A very high grade and favourable textural and chemical properties contribute to the commercial potential of this project. The deposit is located only 600 meters from the tidewater in a protected fjord, which provides year round access. The location and relatively simple nature of the operation allows for a short lead-time to production. The project has been designed with for an annual capacity of 1.5-2million tonnes per annum.

During the quarter ended September 30, 2003, the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study (“BFS”) for the Olivine project.  The Company was responsible for the management of drilling and for the preparation of the BFS.  Minelco agreed to cover the costs of producing the BFS.  Drilling on site commenced on August 16, 2003 and most work was completed on schedule by the end of March 2004.

On April 30, 2004 the Company announced that Minelco AB (“Minelco”) had, based on the preliminary evaluations of the feasibility study, requested Crew to advance the Seqi Olivine project under the terms of the existing agreement between Crew Minerals AS and Minelco AB.

The agreement grants Minelco an option to acquire 51% of the Seqi project through carrying all capital expenditures related to the development of a mining operation as defined by the feasibility study. The conclusion of the feasibility was positive. Final details of the partnership agreement between Crew and Minelco are under negotiation.

Most mining and engineering alternatives of the project have now been completed to enable accurate cost estimates to be undertaken.  On-going work including environmental base-line studies and formal applications to the Greenlandic authorities are being prepared for construction permits for this year’s industrial testing programme, and for the full-scale quarrying operation and shipping license.

Mindoro Nickel Project

The Mindoro Nickel Project is located in Mindoro Island in the Philippines approximately 200 kilometers south of Manila.  The nickel-bearing laterite deposit is located along the foothills of the central part of the island around 30 kilometers from the Coast.  The most recent resource evaluation undertaken showed the deposit was exceptionally homogenous with the potential of supplying ore for at least 30 years of nickel-cobalt production.

In 1997, an Exploration Permit (“EP”) for the Mindoro concession was granted to Aglubang Mining Corp, a fully owned subsidiary of Crew.  The EP was renewed in 1999 for a period of two years.  In 2001 the key section of the concession was granted a Mineral Production-Sharing Agreement (“MPSA”), which secured for the Group the exclusive right to develop the property into a mine for a period of 25 years.  According to this agreement the Group was granted a five-year period to complete a Bankable Feasibility Study (“BFS”) and an Environmental Impact Assessment (“EIA”).  The MPSA covered the area where the Group had defined a measured and indicated resource.

In July 2001 the MPSA was cancelled unexpectedly by the Department of Environment and Natural Resources (“DNER”) in the Philippines.  The Company immediately appealed the Cancellation to the Office of the President and suspended further work on the project.  As a consequence of the cancellation the Company recorded impairment provisions in the financial statements for the year ended 30 June 2001 against the full carrying value of its investment in the project totalling $35.6million.

On March 24, 2004 the Company’s Philippine subsidiary Aglubang Mining Corp received notification that a resolution issued by the Office of the President revoked and set aside the cancellation of its MPSA (Mineral Production-Sharing Agreement) docketed as No. 167-2000-IV.

The resolution effectively reinstated fully the MPSA and title to the property. The response of the Office of the President was a clear and strong signal of the change in attitude of the Government of the Philippines towards mining, from that of tolerance to active promotion and acknowledges the MPSA as a tool for investment protection.

As at March 31, 2004 the carrying value of the project in the financial statements was $nil.  No adjustments can be made in the financial statements to re-instate the project at its original carrying value.  Management believes that the costs incurred to date on the project are of significant worth to the Company and will be of ongoing benefit as work recommences on the project.

The Company has re-initiated both its resource and test work on the project.  It has reviewed the final test drilling results and a geo-penetrating radar survey, which clearly confirmed the lateral continuity of the resource and also proved to be an efficient method for defining the lower contacts of the resource.

The Company has also initiated discussions and proposed an equity participation with national government agencies and intends to work closely with them to ensure all local regulatory requirements are met together with all environmental and permitting issues regarding social acceptability. In addition to a very positive dialogue with the Government on taking an equity participation in the project, the Company has received expressions of interest from other potential industrial partners for the project. It is anticipated an industrial partner would finance the construction of the project leaving the Company with a considerable minority holding.

Nickel prices are currently around twice as high as 1998 when the pre-feasibility study for Mindoro was completed. At this time nickel prices were at a cyclic low. The Company’s sulphur source in the Philippines (Pamplona) secures the project a fixed low cost of sulphuric acid, the largest cost component in processing of nickel laterite, for the life-of-mine.

Negros Sulphur Project (Pamplona)

In Q1 2004 the Company announced that the Department of Environment and Natural Resources (“DENR”) of the Philippines had approved the application for a USD$500,000 exploration program including the delivery of a 2,000 tonne bulk sample from the Pamplona Sulphur deposit. The purpose of the bulk sampling is to examine the commercial and technical quality of the Pamplona deposit as a supplier of sulphur to a major agricultural fertilizer Company in the region.

During the period to date the Company has completed a new detailed topographical survey for the Pamplona open pit-area. This has enabled the identification of a suitable sampling site for the 2,000 tonnes bulk sample.  The access road has been surveyed in detail, all repair and upgrade sections identified and the required work quantified. Three contractors have reviewed the logistics of bringing 2,000 tonnes from the bulk sample trench to the shipping site at Amlan about 24 kilometers away.  Management believes the proposed work will allow the sampling and transfer of materials under environmentally proper and safe conditions and that will be socially acceptable to the local population.

The current plan is to extract the bulk sulphur sample in the months of May-July. If testing is successful, work will commence on detailed mine planning and the required infrastructure of the proposed facility. In tandem negotiations with the identified industrial partner regarding the financing of the project should be concluded. This is in line Crew’s strategy to develop selected minerals projects through securing market access and entering into strategic alliances with major industrial partners, who are also end users of the mineral products in question.

The Pamplona project, first developed in 1974, has an indicated resource of 40 million tonnes of ore that may be accessed by open pit mining, and a further 80 million tonnes of inferred resource. The average sulphur content of the Pamplona ore is 30% S at cut-off of 18% S combined as native sulphur and sulphide. The potential production volume is considered to be in the range of 2-4 million tonnes of ore per year, starting at around 1 million tonne per year.

A stand-alone sulphur operation at Pamplona will not compromise the potential future supply of sulphur to the Mindoro nickel project.

Outlook:

Crew seeks to maintain a balanced portfolio of both exploration and cash generating projects. There are distinct risk profiles the Company applies to different projects. The Company would normally seek to develop small and medium sized gold projects itself. With larger gold projects the Company would, from a risk/reward perspective, have to evaluate its human and financial resources before making a decision on the involvement of a potential partner. All non-gold projects are placed in Crew Minerals AS, a wholly owned subsidiary. With all non-gold projects the Company’s strategy is, unlike gold projects, to take minimal financial and operational risk. Management believes the above strategy is fully feasible and at the same time creates substantial value for the Company.

The Company has now transformed Nalunaq into a fully operational gold producer.  The benefits of this will be seen during the course of 2004 as the revenue and profit streams from the operation become firmly established. An ambitious exploration program has been planned for Nalunaq to increase the resource base to warrant an on-site processing plant and/or increased production. After conscientious work to improve and challenge the mine plan, the earlier perceived average maximum daily production of 450-500 tonnes is no longer seen as a limitation. The Company is evaluating options to open additional production phases and expanding the resource base of the operation. Current production reflects a small part of the overall structure. Based on a successful resource upgrade, a local plant and increased production, the Company believes potential returns from Nalunaq could be significantly in excess of current levels.

In forthcoming months, efforts will be focused on advancing other projects in the Company’s portfolio.

An important contributor will be Seqi Olivine Project where, based on the preliminary evaluation of the feasibility study, Crew has been requested to further advance the project.  Based on good fundamentals a final decision is expected shortly.  Management continues to believe the project will provide significant benefits to the Company, its partners and the local community in a very short time.

The reinstatement of the Mineral Production-Sharing agreement for the Mindoro Nickel Project also represents a significant area of growth. Building on research and exploration undertaken to date and working closely with the relevant government agencies, Crew will seek to advance the project and conclude equity participation discussions with both government institutions/companies and potential industrial partners during the course of 2004. Based on present commodity prices the fundamentals for the project are strong, and support the prospects for the project being brought forward and put into production.

Successful testing on the bulk sample to be extracted from Negros Sulphur Project should result in the commencement of mine planning and will also provide the nickel project with a fixed low cost of sulphuric acid, the largest cost component in processing nickel laterite. Based on present sulphur prices the indicative project economics, on a stand-alone basis, are attractive.

It continues to be Management’s view that the Greenlandic concessions held by the Company and its partner, Nunaminerals, could be a new gold region and work will commence shortly on the 2004 summer exploration program in our Greenlandic concessions. Last years exploration program on both Lake 410 and Niaqornarsuk gave encouraging results and has warranted a follow up program this summer. The Company will aggressively seek to establish the potential of this concession.

The Company has a quality portfolio of projects, which from Management’s view represent considerable potential for growth in the years to come.  The financial position is solid, and the Company has adequate liquid resources to fund the immediate development of its mining and exploration properties. On an ongoing basis the Company will consider other business opportunities that would suit its corporate strategies and profile.

Forward Looking Statements:

Certain information and statements in this discussion contain certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward looking statements. Actual outcomes and results may differ materially from those expressed in such forward-looking statements. Furthermore, a forward-looking statement speaks only as of that date on which such statement is made. The Company assumes no obligation to update or review them to reflect new events or circumstances.